JEFFREY R. VETTER	July 20, 2018	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Brian Cascio
Michael Fay
Russell Mancuso
Caleb French
Heather Percival

Re:	Bloom Energy Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed July 9, 2018
File No. 333-225571

Ladies and Gentlemen:

On behalf of Bloom Energy Corporation (the “Company”), we are concurrently transmitting herewith Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-225571) filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on June 12, 2018 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated July 17, 2018 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics.

Related Party Transactions, page 179

1.	From your disclosure in footnote 3 to the table on page 184, it is unclear whether you have disclosed the extent to which each related person as defined by Regulation S-K Item 404 is a party to the voting agreement. Please revise or advise.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on page 194 to include a description of the voting agreement and the extent to which each related person as defined by Regulation S-K Item 404 is a party to the voting agreement.

Description of Capital Stock, page 187

2.	Please disclose the vote required by Article VI of exhibit 3.1.

United States Securities and Exchange Commission

Division of Corporation Finance

July 20, 2018

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on page 197 to include a description of the vote required by Article VI of Exhibit 3.1 to amend the Company’s bylaws.

Exhibit 3.2

3.	Please address the second paragraph of Article XI in an appropriate section of your prospectus.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosures on pages 50 and 198 to include descriptions of the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933.

Exhibit 5.1

4.	Please tell us how the first two assumptions in the last paragraph on page 1 are relevant to the opinion cited in that paragraph. Also tell us why it is necessary and appropriate for counsel to assume that the registration will apply to the offered shares.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised Exhibit 5.1 to remove the two assumptions referenced in the Staff’s comment and the Company has filed the revised version with its Amendment No. 2 to the Registration Statement filed on July 19, 2018.

5.	Please tell us how “the resolutions adopted by the Board” differ from the information in the Registration Statement and the Prospectus. If the resolutions do not differ from your Registration Statement disclosure, it is unclear why the condition regarding the resolutions is necessary given that the opinion is also conditioned on the securities being sold and delivered in the manner and for the consideration stated in the Registration Statement and the Prospectus.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has amended Exhibit 5.1 to remove the language “the resolutions adopted by the Board and to be adopted by the Pricing Committee of the Board” referenced in the Staff’s comment and the Company has filed the revised version with its Amendment No. 2 to the Registration Statement filed on July 19, 2018.

Exhibit 10.27

6.	We note your response to prior comment 5; however, this exhibit appears to be missing Annex I. Please file this missing annex.

The Company acknowledges the Staff’s comment and advises the Staff that Exhibit 10.27 has been updated and refiled with the Registration Statement to include the missing annex.

United States Securities and Exchange Commission

Division of Corporation Finance

July 20, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, Michael Shaw at (650) 335-7842.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

FENWICK & WEST LLP

cc (via e-mail):	Shawn Soderberg, Esq.
Michael Shaw, Esq.
Alan F. Denenberg, Esq.
Emily Roberts, Esq.